1.	 The Federal District Court dismissed, and in November 2009
 a federal appellate court affirmed the dismissal of, a class action and derivative lawsuit filed in August 2008 against The Vanguard
Group, Inc, Vanguard International Equity Index Funds (series:
Vanguard European Stock Index Fund) and Vanguard Horizon Funds (series: Vanguard Global Equity Fund), and certain trustees, investment advisors, and portfolio managers of the Funds. The plaintiffs had alleged that certain funds violated the Racketeer
 Influenced and Corrupt Organizations Act. The plaintiffs have filed a petition seeking review by the U.S. Supreme Court. On
April 7, 2010, the same plaintiffs filed a class action and derivative lawsuit in Delaware Chancery Court against the same defendants, raising a breach of fiduciary duty, negligence, and waste claims similar to the allegations raised in the Federal Court.